EXHIBIT 99.1

Osisko Development Provides Infill Drilling Update on Its 13,000-Meter Lowhee Program at Cariboo Gold Project; Intercepts Include 596.40 g/t Gold Over 2.0 Meters from 6.1 Meters Downhole, Including 2,293.56 g/t Gold Over 0.5 Meters from 6.6 Meters Downhole

HIGHLIGHTS

  11,025 m of infill drilling completed (5,043 m new results) on 10-m drill spacing in 116 drill holes from August 2025 representing ~80% of the total planned ~13 km infill program
  Highlight intercepts include: 596.40 g/t Au over 2.0 m from 6.1 m downhole (including 2,293.56 g/t Au over 0.5 m from 6.6 m downhole), 21.67 g/t Au over 3.5 m from 96.5 m downhole (including 135.44 g/t Au over 0.5 m from 99.5 m downhole), and 21.97 g/t Au over 2.5 m from 48.7 m downhole
  Results to date continue to contribute to a more detailed understanding of spatial controls and local variability of the Lowhee Zone
  An aggregate total of ~12.1 km (~88%) of total planned drill meters have been completed to date, with full assays and QA/QC pending for the remaining, unreported holes
  Infill program anticipated to conclude in early Q2 2026

MONTREAL, Feb. 11, 2026 (GLOBE NEWSWIRE) -- Osisko Development Corp. (NYSE: ODV, TSXV: ODV) ("Osisko Development" or the "Company") is pleased to announce new infill drilling results from its ongoing 13,000-meter program on 10 meter drill spacing that commenced in August 2025 in the Lowhee Zone of the Company's permitted, 100%-owned Cariboo Gold Project ("Cariboo" or the "Project"), located in central British Columbia ("B.C."), Canada. The six drill hole fans reported herein comprise an additional ~5,043 meters ("m") of underground infill drilling, bringing the total tally of drilling with full results to 11,025 m, or ~80% of the planned total.

Chris Lodder, President, stated, "This tighter drill spacing gives us a better understanding of vein corridor spatial geometries and local variability specific to this part of the Lowhee deposit, while reinforcing the importance of continued drilling in underexplored zones. As this work concludes, the resulting information is expected to help refine infill drill requirements and production designs and sequencing in the Lowhee Deposit of the Cariboo Gold Project."

In total, an aggregate of approximately 12.1 kilometres ("km"), representing ~88% of the total planned drill meters, has now been completed. Full assay results and associated quality assurance and quality control reviews are pending for the remaining holes not reported herein. Infill drilling activities were suspended following the incident reported on January 23, 2026, with the program now anticipated to conclude in early Q2 2026.

DRILL ASSAY HIGHLIGHTS

This news release includes assays from fifty-four (54) underground infill HQ diamond drill ("DD") holes (63.5-millimeter diameter) totaling 5,043 m with depths ranging from 51 to 117 m completed between mid-October 2025 and December 2025 (see Table 1). Assays for six (6) complete drill fans were received by January 11, 2026 (Figure 2). Select photon assay highlights include:

  596.40 ("g/t") gold ("Au") over 2.0 m in BMU-25-132 from 6.1 m downhole, including:
    2,293.56 g/t over 0.5 m from 6.6 m downhole, and
    90.95 g/t over 0.5 m from 7.6 m downhole
  21.67 g/t over 3.5 m in BMU-25-145 from 96.5 m downhole, including:
    135.44 g/t over 0.5 m from 99.5 m downhole, and
    11.88 g/t over 0.6 m from 97.0 m downhole
  21.97 g/t over 2.5 m in BMU-25-174 from 48.7 m downhole, including:
    88.08 g/t over 0.5 m from 49.7 m downhole, and
    20.91 g/t over 0.5 m from 50.2 m downhole
  9.21 g/t over 4.9 m in BMU-25-157 from 53.9 m downhole, including:
    39.26 g/t over 0.5 m from 54.9 m downhole, and
    19.10 g/t over 0.5 m from 55.9 m downhole, and
    15.95 g/t over 0.5 m from 55.4 m downhole, and
    6.88 g/t over 1.0 m from 53.9 m downhole
  10.57 g/t over 4.8 m in BMU-25-157 from 84.9 m downhole, including:
    95.61 g/t over 0.5 m from 88.7 m downhole, and
    2.84 g/t over 0.5 m from 80.0 m downhole
  10.48 g/t over 4.0 m in BMU-25-140 from 11.0 m downhole, including:
    54.01 g/t over 0.5 m from 12.4 m downhole, and
    28.34 g/t over 0.5 m from 11.9 m downhole
  6.91 g/t over 4.5 m in BMU-25-145 from 90.0 m downhole, including:
    52.35 g/t over 0.5 m from 92.5 m downhole, and
    2.36 g/t over 0.7 m from 90.5 m downhole, and
    2.78 g/t over 0.5 m from 90.0 m downhole, and
    2.10 g/t over 0.5 m from 92.0 m downhole
  5.94 g/t over 4.7 m in BMU-25-163 from 41.1 m downhole, including:
    18.91 g/t over 0.5 m from 43.65 m downhole, and
    14.44 g/t over 0.65 m from 45.15 m downhole, and
    8.94 g/t over 0.8 m from 42.0 m downhole, and
    2.47 g/t over 0.5 m from 44.15 m downhole
  15.75 g/t over 1.95 m in BMU-25-148 from 108.1 m, including:
    30.84 g/t over 0.7 m from 108.1 m downhole, and
    11.18 g/t over 0.75 m from 109.3 m downhole
  10.46 g/t over 3.0 m in BMU-25-134 from 81.4 m, including:
    51.40 g/t over 0.5 m from 82.9 m downhole, and
    8.10 g/t over 0.5 m from 81.4 m downhole

Complete assay highlights, including true width estimates, are presented in Table 1 and drill hole locations and orientations are listed in Table 2. Intervals not recovered by drilling were assigned zero grade. Top cuts have not been applied to high grade assays.

DISCUSSION OF RESULTS

  Based on the results observed to date, the above cut-off assay composites show a general spatial correlation with the modelled reserve stopes. Individual intercepts are not expected to align precisely with the modelled areas, and a degree of variability within the vein corridors is both anticipated and acceptable as tighter spaced infill drilling informs a refinement of the local reserve model. This work is one of the key objectives of the ongoing program.
  Occurrences of above cut-off assays are also being observed in areas not previously included in the reserve model, suggesting potential for upside mineralization. These intervals will be incorporated in the planned remodelling and mineral resource calculation process to determine their implications on the updated local block model and any potential adjustments to planned reserve stopes. In certain areas, this may support the addition of new planned reserve stopes, subject to the final estimation process outcome.
  A spatial offset of certain intercepts when compared to the modelled vein corridors and mineral reserve stope shapes is evident in the cross sections. This reflects, in part, the lower spatial accuracy of the surface-based drill hole data compared to underground drilling, which carries higher survey precision, as well as the more oblique angles of intercepts that the surface-based drill holes have with the vein planes. These factors will be accounted for in the vein corridor remodelling process to be undertaken upon conclusion of this program and will serve as an important operational template for future infill drilling used in production stope design.

Figure 1: Cariboo Gold Project deposit map with Location of Lowhee Zone and Cow Portal underground access.

Figure 2: Location and overview of the ongoing 13,000-meter infill drilling campaign.

OSISKO DEVELOPMENT
Cow Portal
Cow Mountain
Lowhee Fault 1260 masl
Lowhee Splay
Lowhee
Underground Development
Planned
Complete
Vein Corridors
Reserves
N
300 m
Resources
Reserves
Fans completed and assayed
Previously reported
Fans in planned / in progress
L1260 Drill Gallery
Lowhee Fault 1260 masl
50 m

Figure 3: Lowhee Zone infill select underground drilling highlights (plan view).

BMU-25-174:
21.97 g/t over 2.5 m, including:
88.08 g/t over 0.5 m, and
20.91 g/t over 0.5 m
BMU-25-163:
5.94 g/t over 4.7 m, including:
18.91 g/t over 0.5 m, and
14.44 g/t over 0.65 m, and
8.94 g/t over 0.8 m, and
2.47 g/t over 0.5 m
Au ≥ 1.8 g/t
previously released
Development
Modeled Vein Corridors 1260 m.a.s.l.
Lowhee Fault 1260 m.a.s.l.
Cariboo Gold Surface Geology
Fault
Lithology
Calcareous Siltstone
Calcareous Sandstone
Sericitic Sandstone
Siltstone
Sandstone
Carbonaceous Siltstone
BMU-25-140:
10.48 g/t over 4.0 m, including:
54.01 g/t over 0.5 m, and
28.34 g/t over 0.5 m
BMU-25-145:
6.91 g/t over 4.5 m, including:
52.35 g/t over 0.5 m, and
2.36 g/t over 0.7 m, and
2.78 g/t over 0.5 m, and
2.10 g/t over 0.5 m
BMU-25-132:
596.40 g/t over 2.0 m, including:
2293.56 g/t over 0.5 m, and
90.95 g/t over 0.5 m
BMU-25-145:
21.67 g/t over 3.5 m, including:
135.44 g/t over 0.5 m, and
11.88 g/t over 0.6 m
BMU-25-157:
9.21 g/t over 4.9 m in, including:
39.26 g/t over 0.5 m, and
19.10 g/t over 0.5 m, and
15.95 g/t over 0.5 m, and
6.88 g/t over 1.0 m
BMU-25-148:
15.75 g/t over 1.95 m, including:
30.84 g/t over 0.7 m, and
11.18 g/t over 0.75 m
BMU-25-134:
10.46 g/t over 3.0 m , including:
51.40 g/t over 0.5 m, and
8.10 g/t over 0.5 m
BMU-25-157:
10.57 g/t over 4.8 m, including:
95.61 g/t over 0.5 m, and
2.84 g/t over 0.5 m
Underground Drilling Highlights
Lowhee Zone Detail Map
Cariboo Gold Project
0 25 50
Meters
OSISKO DEVELOPMENT

Figure 4: Lowhee Zone infill select underground drill assay highlights (this release) with previously released surface and underground diamond drilling results in cross section by fan.

L1260-ORE-003-DBY-003

A
B
20 m slice looking 035°
1330
1310
1290
1270
1250
1230
1210
1190
1170
BMU-25-148:
15.75 g/t over 1.95 m, including:
30.84 g/t over 0.7 m, and
11.18 g/t over 0.75 m
BMU-25-145:
21.67 g/t over 3.5 m, including:
135.44 g/t over 0.5 m, and
11.88 g/t over 0.6 m
BMU-25-145:
6.91 g/t over 4.5 m, including:
52.35 g/t over 0.5 m, and
2.36 g/t over 0.7 m, and
2.78 g/t over 0.5 m, and
2.10 g/t over 0.5 m
BMU-25-148
BMU-25-145
BMU-25-142
BMU-25-139
BMU-25-136
BMU-25-133
BMU-25-131
BMU-25-128
BMU-25-123
Au g/t
0.1
≤ 0.5
≤ 2
≤ 5
≤ 20
> 20
New Assay Highlights
Composites and individual samples ≥ 1.8 g/t Au
Development
Modeled Vein Corridors
Reserve Stopes
0m
50m

L1260-ORE-003-DBY-007
A
B
20 m slice looking 035°
BMU-25-163:
5.94 g/t over 4.7 m, including:
18.91 g/t over 0.5 m, and
14.44 g/t over 0.65 m, and
8.94 g/t over 0.8 m, and
2.47 g/t over 0.5 m
BMU-25-174:
21.97 g/t over 2.5 m, including:
88.08 g/t over 0.5 m, and
20.91 g/t over 0.5 m
BMU-25-159
BMU-25-161
BMU-25-163
BMU-25-165
BMU-25-168
BMU-25-171
BMU-25-174
BMU-25-177
BMU-25-180
1320
1300
1280
1260
1240
1220
1200
1180
Au g/t
0.1
≤ 0.5
≤ 2
≤ 5
≤ 20
> 20
New Assay Highlights
Composites and individual samples ≥ 1.8 g/t Au
Development
Modeled Vein Corridors
Reserve Stopes
0m
50m

L1260-ORE-003-DBY-009
A
B
20 m slice looking 035°
BMU-25-134:
10.46 g/t over 3.0 m , including:
51.40 g/t over 0.5 m, and
8.10 g/t over 0.5 m
BMU-25-140:
10.48 g/t over 4.0 m, including:
54.01 g/t over 0.5 m, and
28.34 g/t over 0.5 m
1320
1300
1280
1260
1240
1220
1200
1180
BMU-25-134
BMU-25-137
BMU-25-140
BMU-25-143
BMU-25-146
BMU-25-149
BMU-25-152
BMU-25-155
BMU-25-158
Au g/t
0.1
≤ 0.5
≤ 2
≤ 5
≤ 20
> 20
New Assay Highlights
Composites and individual samples ≥ 1.8 g/t Au
Development
Modeled Vein Corridors
Reserve Stopes
0m
50m

L1260-ORE-003-DBY-011

A
B
20 m slice looking 035°
1320
1300
1280
1260
1240
1220
1200
1180
BMU-25-160
BMU-25-162
BMU-25-164
BMU-25-166
BMU-25-169
BMU-25-172
BM-25-175
BM-25-178
BMU-25-181
0m
50m
Au g/t
0.1
≤ 0.5
≤ 2
≤ 5
≤ 20
> 20
New Assay Highlights
Composites and individual samples ≥ 1.8 g/t Au
Development
Modeled Vein Corridors
Reserve Stopes

L1260-ORE-003-DBY-012

A
B
20 m slice looking 035°
1320
1300
1280
1260
1240
1220
1200
1180
BMU-25-115
BMU-25-119
BMU-25-122
BMU-25-125
BM-25-127
BMU-25-130
BMU-25-132
BMU-25-135
BMU-25-138
BMU-25-132:
596.40 g/t over 2.0 m, including:
2293.56 g/t over 0.5 m, and
90.95 g/t over 0.5 m
Au g/t
0.1
≤ 0.5
≤ 2
≤ 5
≤ 20
> 20
New Assay Highlights
Composites and individual samples ≥ 1.8 g/t Au
Development
Modeled Vein Corridors
Reserve Stopes
0m
50m

L1260-ORE-003-DBY-013-F01
A
B
20 m slice looking 035°
1320
1300
1280
1260
1240
1220
1200
1180
BMU-25-141
BMU-25-144
BMU-25-147
BM-25-150
BMU-25-151
BMU-25-153
BMU-25-154
BMU-25-156
BMU-25-157
BMU-25-157:
9.21 g/t over 4.9 m in, including:
39.26 g/t over 0.5 m, and
19.10 g/t over 0.5 m, and
15.95 g/t over 0.5 m, and
6.88 g/t over 1.0 m
BMU-25-157:
10.57 g/t over 4.8 m, including:
95.61 g/t over 0.5 m, and
2.84 g/t over 0.5 m
Au g/t
0.1
≤ 0.5
≤ 2
≤ 5
≤ 20
> 20
New Assay Highlights
Composites and individual samples ≥ 1.8 g/t Au
Development
Modeled Vein Corridors
Reserve Stopes
0m
50m

Table 1: Length weighted assay composites and individual samples>=1.8 g/t for Lowhee Zone underground DD.

Drillhole ID		From (m)	To (m)	Length (m)	Au (g/t)	Est. True Width (m)
BMU-25-115		20.65	21.65	1	1.91	0.79
	Including	21.15	21.65	0.5	2.35
		28.65	29.3	0.65	2.93	0.53
		35.5	36.4	0.9	2.09	0.74
		39	39.5	0.5	2.93	0.43
		80.05	81.3	1.25	2.10	0.99
	Including	80.05	80.8	0.75	2.21
	and	80.8	81.3	0.5	1.95
		100.5	101.3	0.8	2.27	0.66
BMU-25-119		19.95	20.45	0.5	2.38	0.47
		73	73.5	0.5	2.91	0.38
		101.3	102	0.7	3.79	0.67
BMU-25-122		19.4	19.9	0.5	3.35	0.50
		48	48.55	0.55	2.49	0.53
		55.5	56.8	1.3	2.64	1.02
	Including	56.3	56.8	0.5	6.42
BMU-25-123		17.5	18	0.5	2.27	0.41
		18.5	19	0.5	2.95	0.38
		55	57.5	2.5	1.86	2.05
	Including	55.7	56.4	0.7	6.14
		91.3	91.8	0.5	2.20	0.35
BMU-25-125		33.5	34	0.5	2.44	0.50
		36.15	36.65	0.5	2.11	0.49
BMU-25-127		No Significant Assays
BMU-25-128		12.45	16.6	4.15	1.84	3.59
	Including	14.5	15	0.5	10.73
		44	45	1	3.59	0.94
		79	80	1	1.97	0.91
		81.5	82	0.5	2.60	0.45
		89	89.5	0.5	2.72	0.45
BMU-25-130		41.6	43.2	1.6	4.75	1.45
	Including	42.2	42.7	0.5	3.09
	and	42.7	43.2	0.5	11.98
BMU-25-131		12.75	14.6	1.85	2.20	1.60
	Including	12.75	13.25	0.5	7.34
		55.75	56.25	0.5	2.54	0.38
		59.6	60.1	0.5	3.86	0.43
		61.4	62.2	0.8	4.35	0.75
		74.5	75.5	1	2.08	0.94
	Including	74.5	75	0.5	1.90
	and	75	75.5	0.5	2.26
		86	86.5	0.5	2.07	0.45
BMU-25-132		6.1	8.1	2	596.40	1.81
	Including	6.6	7.1	0.5	2293.56
	and	7.6	8.1	0.5	90.95
		52.45	54	1.55	2.47	1.50
		53.5	54	0.5	7.04	0.49
BMU-25-133		48.55	49.55	1	2.84	1.00
	Including	48.55	49.05	0.5	5.58
		53	54	1	2.80	0.94
BMU-25-134		5.3	6.75	1.45	2.19	1.19
	Including	5.3	6	0.7	3.81
		29.5	30.05	0.55	9.64	0.45
		34.5	35	0.5	3.50	0.45
		50.8	52.3	1.5	4.78	1.36
	Including	51.3	51.8	0.5	12.83
		81.4	84.4	3	10.46	2.49
	Including	81.4	81.9	0.5	8.10
	and	82.9	83.4	0.5	51.40
		94.5	96.1	1.6	2.28	1.35
	Including	95	95.6	0.6	3.03
	and	95.6	96.1	0.5	3.50
BMU-25-135		1	1.5	0.5	1.83	0.37
		6.25	6.75	0.5	44.15	0.41
		36	36.75	0.75	4.40	0.61
		38.45	38.95	0.5	4.34	0.44
		80.9	81.4	0.5	11.61	0.45
		87	88	1	9.08	0.82
BMU-25-136		No Significant Assays
BMU-25-137		1.65	5	3.35	2.08	2.97
	Including	2.5	3	0.5	2.45
	and	3	4	1	5.32
		11	14.15	3.15	5.02	2.58
	Including	13.65	14.15	0.5	29.90
BMU-25-138		6.4	7.1	0.7	2.52	0.49
		46.2	47.2	1	2.09	0.71
	Including	46.2	46.7	0.5	3.89
		82.4	82.9	0.5	10.49	0.25
		84.8	85.3	0.5	2.45	0.47
		104.2	106.1	1.9	1.80	1.51
	Including	104.7	105.4	0.7	4.24
BMU-25-139		33	33.5	0.5	2.63	0.48
		47.65	48.15	0.5	3.02	0.47
		56.5	59	2.5	3.27	2.46
	Including	56.5	57	0.5	3.32
	and	57.5	58	0.5	12.78
		60.1	62.2	2.1	2.99	2.07
	Including	60.1	60.6	0.5	8.54
	and	60.6	61.2	0.6	3.17
		66.35	67.35	1	2.16	1.00
	Including	66.85	67.35	0.5	4.14
		72	72.5	0.5	2.53	0.43
BMU-25-140		11	15	4	10.48	3.28
	Including	11.9	12.4	0.5	28.34
	and	12.4	12.9	0.5	54.01
		61.3	65	3.7	1.85	3.20
	Including	63.3	64	0.7	6.49
BMU-25-141		11	12	1	1.94	0.91
		40.5	45.1	4.6	2.50	3.77
	Including	43.5	44.1	0.6	16.47
		69.8	70.5	0.7	2.22	0.59
		106.7	108.7	2	1.82	1.88
	Including	108.2	108.7	0.5	6.40
BMU-25-142		32.8	33.3	0.5	2.99	0.47
		52.2	52.7	0.5	3.89	0.43
		54.5	55	0.5	6.93	0.48
		60.25	61.75	1.5	2.98	1.45
	Including	60.25	60.75	0.5	3.62
	and	61.25	61.75	0.5	4.93
		80.6	81.1	0.5	18.53	0.49
		83.5	84	0.5	3.41	0.49
BMU-25-143		No Significant Assays
BMU-25-144		47	48	1	2.60	0.64
	Including	47	47.5	0.5	4.71
		86	86.5	0.5	1.95	0.38
		101	102	1	6.41	0.89
	Including	101	101.5	0.5	12.59
BMU-25-145		36	36.5	0.5	6.09	0.48
		55.5	57.1	1.6	13.58	1.45
	Including	55.5	56.1	0.6	22.90
	and	56.6	57.1	0.5	15.97
		60	63.05	3.05	2.22	2.87
	Including	60	60.5	0.5	8.15
	and	61	61.6	0.6	2.50
		64.55	67.5	2.95	1.97	2.74
	Including	64.55	65.05	0.5	3.85
	and	65.05	66	0.95	2.24
	and	67	67.5	0.5	3.34
		90	94.5	4.5	6.91	3.97
	Including	90	90.5	0.5	2.78
	and	90.5	91.2	0.7	2.36
	and	92	92.5	0.5	2.10
	and	92.5	93	0.5	52.35
		96.5	100	3.5	21.67	3.23
	Including	97	97.6	0.6	11.88
	and	99.5	100	0.5	135.44
		101.5	102	0.5	5.63	0.43
BMU-25-146		2.75	3.4	0.65	2.77	0.56
		15	17.6	2.6	4.05	2.44
	Including	15	15.5	0.5	11.90
	and	15.5	16.1	0.6	6.73
BMU-25-147		3.5	4.5	1	3.79	0.98
	Including	3.5	4	0.5	5.01
	and	4	4.5	0.5	2.57
BMU-25-148		19.8	22.5	2.7	3.92	2.54
	Including	20.5	21	0.5	16.72
	and	21.5	22.5	1	1.94
		59.5	60	0.5	2.55	0.41
		68.7	69.2	0.5	7.79	0.44
		91.35	91.85	0.5	2.14	0.41
		101.5	102.5	1	2.30	0.79
	Including	101.5	102	0.5	2.33
	and	102	102.5	0.5	2.26
		108.1	110.05	1.95	15.75	1.69
	Including	108.1	108.8	0.7	30.84
	and	109.3	110.05	0.75	11.18
		112.1	112.6	0.5	3.41	0.41
BMU-25-149		19	20	1	2.30	0.82
	Including	19	19.5	0.5	4.35
		43.5	44	0.5	11.90	0.44
		50	53.55	3.55	3.43	3.50
	Including	53.05	53.55	0.5	21.45
BMU-25-150		No Significant Assays
BMU-25-151		17.5	18.5	1	2.00	0.88
BMU-25-152		2.6	4.1	1.5	5.77	1.45
	Including	3.1	3.6	0.5	16.74
		19.7	22.45	2.75	7.31	2.58
	Including	19.7	20.2	0.5	22.08
	and	21.3	21.85	0.55	1.97
	and	21.85	22.45	0.6	12.89
		29	29.5	0.5	5.78	0.46
		45	47	2	2.22	1.73
	Including	45	45.5	0.5	5.46
		56.5	57.5	1	2.25	0.82
	Including	56.5	57	0.5	3.97
BMU-25-153		2.1	2.6	0.5	2.20	0.38
BMU-25-154		49.5	50.5	1	1.90	0.91
	Including	50	50.5	0.5	2.65
BMU-25-155		4	4.5	0.5	3.26	0.41
		21.9	24.9	3	2.36	2.43
	Including	23.9	24.4	0.5	11.93
		48.4	48.9	0.5	4.25	0.43
		54	55	1	18.42	0.82
	Including	54	54.5	0.5	36.46
		57.7	60.2	2.5	8.60	1.92
	Including	58.2	59.2	1	17.20
	and	59.2	59.7	0.5	7.56
BMU-25-156		1.7	2.2	0.5	2.15	0.46
		35.8	36.3	0.5	1.926	0.32
		38.7	40.7	2	2.10	1.73
	Including	38.7	39.2	0.5	3.22
	and	39.2	39.7	0.5	4.09
		55.65	57.4	1.75	2.92	1.43
	Including	56.4	56.9	0.5	2.99
	and	56.9	57.4	0.5	6.46
		71.35	71.85	0.5	6.50	0.43
		74.3	75.3	1	19.53	0.71
	Including	74.3	74.8	0.5	38.30
BMU-25-157		1.85	3.5	1.65	6.96	1.17
	Including	2.35	2.85	0.5	21.49
		39.5	41.9	2.4	6.95	1.70
	Including	40	40.9	0.9	15.22
	and	40.9	41.4	0.5	4.92
		53.9	58.8	4.9	9.21	4.01
	Including	53.9	54.9	1	6.88
	and	54.9	55.4	0.5	39.26
	and	55.4	55.9	0.5	15.95
	and	55.9	56.4	0.5	19.10
	and	68.5	69.4	0.9	2.57
		77.55	81	3.45	5.83	2.33
	Including	78.05	79.05	1	14.58
	and	79.05	79.55	0.5	5.63
	and	79.55	80.05	0.5	4.45
		84.9	89.7	4.8	10.57	3.39
	Including	87	87.5	0.5	2.84
	and	88.7	89.2	0.5	95.61
		99	105.4	6.4	3.14	4.53
	Including	102.8	103.45	0.65	1.97
	and	104.45	105.4	0.95	17.59
BMU-25-158		2	6.3	4.3	2.00	2.88
	Including	5.3	5.8	0.5	15.10
		61	62.9	1.9	2.08	1.34
	Including	62.4	62.9	0.5	7.47
BMU-25-159		75.8	76.35	0.55	22.39	0.50
		89	92	3	5.14	2.46
	Including	90.25	90.75	0.5	29.46
		99.25	99.75	0.5	5.01	0.35
BMU-25-160		18	20	2	1.95	1.73
		19	20	1	3.35
		35	37.6	2.6	2.62	2.25
	Including	35	36	1	2.19
	and	36	36.5	0.5	9.05
		102.55	104.9	2.35	1.94	1.73
	Including	102.55	103.05	0.5	4.78
	and	104	104.9	0.9	1.98
		106.4	107.4	1	1.94	0.71
	Including	106.4	106.9	0.5	2.35
		108.7	109.2	0.5	1.96	0.38
BMU-25-161		2.35	3.35	1	2.11
	Including	2.35	2.85	0.5	3.03
		6	13.3	7.3	1.91	6.86
	Including	6.5	7	0.5	3.71
	and	8.5	9	0.5	4.37
	and	9.4	10.15	0.75	2.69
	and	10.15	11.15	1	5.57
		50.4	51.4	1	2.36	0.98
	Including	50.9	51.4	0.5	4.29
		71.5	73	1.5	2.50	1.41
	Including	72	72.5	0.5	6.32
BMU-25-162		17.75	18.75	1	2.02	0.91
	Including	17.75	18.25	0.5	2.83
		30	36.15	6.15	2.02	5.04
	Including	30	30.5	0.5	6.44
	and	32.8	33.3	0.5	5.23
	and	35.65	36.15	0.5	11.63
BMU-25-163		2.9	3.4	0.5	6.64	0.49
		5.4	6.4	1	9.61	0.82
	Including	5.9	6.4	0.5	18.94
		15.9	17.5	1.6	2.21	1.47
	Including	15.9	16.4	0.5	4.32
		41.1	45.8	4.7	5.94	4.58
	Including	42	42.8	0.8	8.94
	and	43.65	44.15	0.5	18.91
	and	44.15	44.65	0.5	2.47
	and	45.15	45.8	0.65	14.44
BMU-25-164		36.55	40.3	3.75	1.99	3.62
	Including	36.55	37.05	0.5	4.43
	and	37.05	37.55	0.5	9.15
BMU-25-165		2.75	10.7	7.95	2.06	7.92
	Including	3.75	4.25	0.5	6.08
	and	5.75	6.25	0.5	11.01
	and	7.25	7.75	0.5	1.89
	and	8.55	9.2	0.65	1.92
	and	10	10.7	0.7	4.60
		38.5	42	3.5	2.01	3.29
	Including	41.5	42	0.5	11.24
		60.7	61.2	0.5	2.64	0.47
		67.5	68.5	1	2.02	1.00
	Including	67.5	68	0.5	2.80
		69.5	70.6	1.1	6.62	1.10
	Including	69.5	70.1	0.6	11.91
BMU-25-166		15.5	18	2.5	2.08	2.38
	Including	17	18	1	4.93
		30.75	31.25	0.5	5.86	0.43
		35	38	3	2.80	2.75
	Including	35	36	1	5.86
	and	36.5	37	0.5	3.58
		43.5	45.5	2	2.67	1.41
	Including	43.5	44	0.5	1.91
	and	44	44.5	0.5	6.23
	and	45	45.5	0.5	2.40
BMU-25-168		3	4.8	1.8	7.76	1.79
	Including	3	3.5	0.5	1.97
	and	4	4.8	0.8	16.21
		15.5	19	3.5	2.40	3.49
	Including	17.5	18.15	0.65	10.70
		33	33.5	0.5	4.69	0.49
		36	40.2	4.2	2.42	4.14
	Including	37.5	38.1	0.6	6.79
	and	38.1	38.6	0.5	4.99
	and	38.6	39.2	0.6	3.03
	and	44.5	45.2	0.7	3.05
		48.25	50	1.75	1.87	1.52
	Including	48.25	49	0.75	3.56
		52.5	53	0.5	2.03	0.50
		54	55.5	1.5	9.68	1.45
	Including	54	54.5	0.5	8.59
	and	54.5	55	0.5	19.69
		65	66	1	2.37	0.97
	Including	65.5	66	0.5	3.19
		68.5	69.5	1	2.51	0.98
	Including	68.5	69	0.5	4.62
BMU-25-169		33.1	33.6	0.5	2.18	0.48
		38.1	39.1	1	6.56	0.77
		38.1	38.6	0.5	6.18
		38.6	39.1	0.5	6.94
		40.1	40.6	0.5	1.91	0.50
BMU-25-171		2.5	4	1.5	5.27	1.30
	Including	2.5	3	0.5	3.44
	and	3	3.5	0.5	10.60
		14	15	1	4.66	0.98
	Including	14.5	15	0.5	8.28
		17.5	18.5	1	2.05	0.98
	Including	18	18.5	0.5	3.59
		34.25	34.75	0.5	6.55	0.43
		36.5	37.5	1	11.58	0.97
	Including	36.5	37	0.5	20.44
	and	37	37.5	0.5	2.71
		39	40.5	1.5	4.21	1.48
	Including	39	39.5	0.5	6.84
	and	40	40.5	0.5	5.72
		46	49	3	9.07	2.82
	Including	46	46.5	0.5	9.71
	and	47	47.5	0.5	2.70
	and	47.5	48	0.5	40.36
		67.7	69.5	1.8	5.11	1.69
	Including	68.5	69	0.5	16.17
	and	69	69.5	0.5	1.89
BMU-25-172		26.5	27	0.5	5.80	0.32
		41.85	44.35	2.5	2.10	2.35
	Including	42.35	42.85	0.5	2.39
	and	42.85	43.35	0.5	6.43
		46	48.5	2.5	2.27	2.35
	Including	46.5	47	0.5	10.23
BMU-25-174		14.7	16.2	1.5	12.03	1.15
	Including	14.7	15.2	0.5	35.79
		35.5	36.3	0.8	17.77	0.73
		48.7	51.2	2.5	21.97	2.35
	Including	49.7	50.2	0.5	88.08
	and	50.2	50.7	0.5	20.91
BMU-25-175		No Significant Assays
BMU-25-177		15.5	17.1	1.6	6.06	1.03
	Including	15.5	16.1	0.6	11.67
	and	16.1	16.6	0.5	5.26
		38	38.5	0.5	3.12	0.48
		70.5	71.05	0.55	2.44	0.48
BMU-25-178		No Significant Assays
BMU-25-180		17	18.5	1.5	2.06	1.30
	Including	17	18	1	3.02
		28.5	29.1	0.6	3.73	0.42
		81.65	82.5	0.85	18.07	0.60
BMU-25-181		39	43	4	5.43	2.83
	Including	41	42	1	20.67
	and	47.3	48	0.7	2.54
		51.7	55.7	4	1.85	3.15
	Including	51.7	52.2	0.5	7.41
	and	52.7	53.2	0.5	1.84
	and	53.7	54.3	0.6	1.90
	and	55	55.7	0.7	1.86

Table 2: Underground DD collar locations, drillhole orientations, and max depths. Negative dips point down.

Hole ID	Mine Location	Easting (UTM z12N)	Northing (UTM z 12N)	Elevation (m)	Dip	Azimuth	Depth (m)
BMU-25-115	L1260-ORE-DBY-003-DBY-012	596445.8	5882735.4	1264.4	35.0	125.3	114.0
BMU-25-119	L1260-ORE-DBY-003-DBY-012	596445.3	5882735.8	1263.5	25.0	124.8	102.0
BMU-25-122	L1260-ORE-DBY-003-DBY-012	596445.4	5882735.7	1263.1	15.0	125.1	96.0
BMU-25-123	L1260-ORE-DBY-003-DBY-003	596493.8	5882811.7	1257.1	-45.2	124.8	114.0
BMU-25-125	L1260-ORE-DBY-003-DBY-012	596445.3	5882735.8	1262.6	4.9	125.1	84.0
BMU-25-127	L1260-ORE-DBY-003-DBY-012	596445.5	5882735.8	1262.2	-5.0	125.0	81.0
BMU-25-128	L1260-ORE-DBY-003-DBY-003	596493.8	5882811.7	1257.5	-35.0	125.1	99.0
BMU-25-130	L1260-ORE-DBY-003-DBY-012	596445.7	5882735.7	1261.8	-14.9	125.2	84.0
BMU-25-131	L1260-ORE-DBY-003-DBY-003	596493.9	5882811.8	1257.8	-25.1	125.3	96.0
BMU-25-132	L1260-ORE-DBY-003-DBY-012	596445.7	5882735.7	1261.3	-25.0	125.0	90.0
BMU-25-133	L1260-ORE-DBY-003-DBY-003	596494.0	5882812.5	1258.1	-15.0	124.7	56.5
BMU-25-134	L1260-ORE-DBY-003-DBY-009	596463.3	5882760.1	1263.0	34.8	125.3	114.0
BMU-25-135	L1260-ORE-DBY-003-DBY-012	596445.5	5882735.8	1261.0	-35.0	124.6	99.0
BMU-25-136	L1260-ORE-DBY-003-DBY-003	596494.5	5882812.1	1258.3	-5.0	124.7	51.0
BMU-25-137	L1260-ORE-DBY-003-DBY-009	596463.6	5882759.9	1262.2	25.0	125.0	102.0
BMU-25-138	L1260-ORE-DBY-003-DBY-012	596445.5	5882736.0	1260.9	-44.9	124.5	114.0
BMU-25-139	L1260-ORE-DBY-003-DBY-003	596494.4	5882812.2	1258.7	5.0	125.4	84.0
BMU-25-140	L1260-ORE-DBY-003-DBY-009	596463.6	5882760.0	1261.7	15.0	125.3	96.0
BMU-25-141	L1260-ORE-DBY-003-DBY-013	596441.0	5882727.7	1262.6	35.0	125.0	117.0
BMU-25-142	L1260-ORE-DBY-003-DBY-003	596494.3	5882812.3	1259.3	15.0	125.0	84.0
BMU-25-143	L1260-ORE-DBY-003-DBY-009	596463.6	5882760.0	1261.2	5.0	125.0	81.0
BMU-25-144	L1260-ORE-DBY-003-DBY-013	596441.0	5882727.7	1262.6	25.0	125.0	102.0
BMU-25-145	L1260-ORE-DBY-003-DBY-003	596494.2	5882812.4	1259.9	25.4	125.5	102.0
BMU-25-146	L1260-ORE-DBY-003-DBY-009	596463.6	5882760.0	1260.8	-5.0	125.0	81.0
BMU-25-147	L1260-ORE-DBY-003-DBY-013	596441.0	5882727.7	1262.6	15.0	125.0	96.0
BMU-25-148	L1260-ORE-DBY-003-DBY-003	596494.0	5882812.5	1260.4	35.0	125.4	114.0
BMU-25-149	L1260-ORE-DBY-003-DBY-009	596464.0	5882759.8	1260.5	-15.0	125.0	84.0
BMU-25-150	L1260-ORE-DBY-003-DBY-013	596441.0	5882727.7	1262.6	4.9	125.0	78.0
BMU-25-151	L1260-ORE-DBY-003-DBY-013	596441.0	5882727.7	1262.6	-5.2	125.1	78.0
BMU-25-152	L1260-ORE-DBY-003-DBY-009	596463.9	5882759.8	1260.2	-25.0	125.0	90.0
BMU-25-153	L1260-ORE-DBY-003-DBY-013	596441.0	5882727.7	1262.6	-14.9	125.1	81.0
BMU-25-154	L1260-ORE-DBY-003-DBY-013	596441.0	5882727.7	1262.6	-25.0	125.0	87.0
BMU-25-155	L1260-ORE-DBY-003-DBY-009	596463.6	5882759.8	1260.0	-35.0	122.8	99.0
BMU-25-156	L1260-ORE-DBY-003-DBY-013	596441.0	5882727.7	1262.6	-35.1	125.0	96.0
BMU-25-157	L1260-ORE-DBY-003-DBY-013	596441.0	5882727.7	1262.6	-45.2	125.2	111.0
BMU-25-158	L1260-ORE-DBY-003-DBY-009	596463.4	5882759.9	1259.7	-45.1	124.9	114.0
BMU-25-159	L1260-ORE-DBY-003-DBY-007	596473.9	5882777.7	1259.8	35.1	125.3	114.0
BMU-25-160	L1260-ORE-DBY-003-DBY-011	596452.2	5882743.2	1263.9	35.1	124.9	114.0
BMU-25-161	L1260-ORE-DBY-003-DBY-007	596473.9	5882777.7	1259.8	25.1	124.8	102.0
BMU-25-162	L1260-ORE-DBY-003-DBY-011	596452.2	5882743.1	1263.5	25.0	124.7	102.0
BMU-25-163	L1260-ORE-DBY-003-DBY-007	596473.9	5882777.7	1259.8	14.9	125.1	72.0
BMU-25-164	L1260-ORE-DBY-003-DBY-011	596452.2	5882743.2	1263.0	14.9	124.8	96.0
BMU-25-165	L1260-ORE-DBY-003-DBY-007	596473.9	5882777.7	1259.8	5.1	125.0	72.0
BMU-25-166	L1260-ORE-DBY-003-DBY-011	596452.4	5882743.1	1262.4	5.0	125.0	81.0
BMU-25-168	L1260-ORE-DBY-003-DBY-007	596473.9	5882777.7	1259.8	-5.0	124.9	75.0
BMU-25-169	L1260-ORE-DBY-003-DBY-011	596452.5	5882743.0	1262.0	-5.1	124.8	81.0
BMU-25-171	L1260-ORE-DBY-003-DBY-007	596473.9	5882777.7	1259.8	-15.0	125.2	72.0
BMU-25-172	L1260-ORE-DBY-003-DBY-011	596452.5	5882743.0	1261.6	-15.4	0.0	84.0
BMU-25-174	L1260-ORE-DBY-003-DBY-007	596473.9	5882777.7	1259.8	-24.9	125.3	90.0
BMU-25-175	L1260-ORE-DBY-003-DBY-011	596452.5	5882743.1	1261.3	-25.3	125.2	90.0
BMU-25-177	L1260-ORE-DBY-003-DBY-007	596473.9	5882777.7	1259.8	-34.9	125.1	99.0
BMU-25-178	L1260-ORE-DBY-003-DBY-011	596452.4	5882743.1	1261.0	-35.1	124.8	99.0
BMU-25-180	L1260-ORE-DBY-003-DBY-007	596473.9	5882777.7	1259.8	-45.1	125.0	114.0
BMU-25-181	L1260-ORE-DBY-003-DBY-011	596452.4	5882743.2	1260.7	-45.1	125.0	114.0

ABOUT LOWHEE ZONE

Geological mapping and geochemical sampling were carried out on Barkerville Mountain from 2017-2018, with the Lowhee Zone identified as a high-priority drill target. From 2019 to 2022, a total of 167 surface drill holes were completed, totaling 54,494.5 m.

Lowhee zone access is through Cow portal on the northwestern flank of Barkerville Mountain (Figure 1 and Figure 2) Cow portal construction was completed in Q4 2024 and development of the underground ramp into the Lowhee zone commenced in Q1 2025. Approximately 350 m of development has been advanced within the Lowhee zone deposit at the 1,290 and 1,260-elevation levels since completion of the main access ramp. The probable mineral reserves estimate for the Lowhee Zone includes 104,491 ounces of contained Au (923,162 tonnes grading 3.52 g/t Au) and represents approximately 5% of the total contained gold in the estimated probable mineral reserves for the Cariboo Gold Project.

ABOUT CARIBOO GOLD PROJECT

The Cariboo Gold Project is a permitted, 100%-owned feasibility-stage project located in the historic Wells-Barkerville mining camp of central British Columbia, Canada. Spanning approximately 186,740 hectares, the Company’s land package includes 443 mineral titles and covers a ~83-kilometre strike of highly prospective exploration targets extending northwest to southeast. In late 2024, the Project was granted the Mines Act and Environmental Management Act (British Columbia) permits, marking the successful completion of the permitting process for key approvals, solidifying the Project's shovel-ready status.

The Cariboo Gold Project hosts probable mineral reserves of 2.071 million ounces of contained Au (17,815 kt grading 3.62 g/t Au); measured mineral resources of 8,000 ounces of contained Au (47 kt grading 5.06 g/t Au); indicated mineral resources of 1.604 million ounces of contained Au (17,332 kt grading 2.88 g/t Au); and inferred mineral resources of 1.864 million ounces of contained Au (18,774 kt grading 3.09 g/t Au). Mineral resources are reported exclusive of mineral reserves.

Technical Reports

Scientific and technical information relating to the Cariboo Gold Project and the 2025 feasibility study on the Cariboo Gold Project is supported by the technical report, titled "NI 43-101 Technical Report, Feasibility Study for the Cariboo Gold Project, District of Wells, British Columbia, Canada" and dated June 11, 2025 (with an effective date of April 25, 2025) (the "Cariboo Technical Report").

For readers to fully understand the information in the Cariboo Technical Report, reference should be made to the full text of the Cariboo Technical Report in its entirety, including all assumptions, parameters, qualifications, limitations and methods therein. The Cariboo Technical Report is intended to be read as a whole, and sections should not be read or relied upon out of context. The Cariboo Technical Report was prepared in accordance with National Instrument 43-101 – Standards of Disclosure for Mineral Projects ("NI 43-101") and is available electronically on SEDAR+ (www.sedarplus.ca) and on EDGAR (www.sec.gov) under Osisko Development's issuer profile and on the Company's website at www.osiskodev.com.

Qualified Persons

The scientific and technical information contained in this news release has been reviewed, verified and approved by Scott Smith, P. Geo., Vice President, Exploration of Osisko Development, a "qualified person" within the meaning of NI 43-101. Verification includes core photo and three-dimensional review of logged drillhole data and assays consistent with the Company's standard operating procedures.

Quality Assurance (QA) – Quality Control (QC)

Whole core sampling was used for all HQ core completed in the logging facilities following daily QAQC checks for logging and sampling errors. Quality control (QC) samples are inserted at regular intervals in the sample stream, including blanks and reference materials with all sample shipments to monitor laboratory performance. Samples are bagged, labeled, sealed with numbered security tags

Samples are taken by expeditor from the logging facilities direct to MSALABS’s analytical facility in Prince George, B.C., Canada, for preparation and analysis. The MSALABS facility is accredited to the ISO/IEC 17025 standard for gold assays and all analytical methods include quality control materials at set frequencies with established data acceptance criteria. The entire sample is dried, crushed, and split into sealed containers. Analysis for gold is by gamma ray analysis using the Chrysos PhotonAssay (PA1408X). Samples are bombarded with gamma rays and the resulting signal is sent to the detectors.

Alternatively Drill core samples are submitted to ALS Geochemistry’s analytical facility in North Vancouver, British Columbia for preparation and analysis. The ALS facility is accredited to the ISO/IEC 17025 standard for gold assays and all analytical methods include quality control materials at set frequencies with established data acceptance criteria. The entire sample is crushed, and 250 grams is pulverized. Analysis for gold is by 50 gram fire assay fusion with atomic absorption (AAS) finish with a lower limit of 0.01 ppm and upper limit of 100 ppm. Samples with gold assays greater than 100 ppm are re-analyzed using a 1,000-gram screen metallic fire assay. A selected number of samples are also analyzed using a 48 multi-elemental geochemical package by a 4-acid digestion, followed by Inductively Coupled Plasma Atomic Emission Spectroscopy (ICP-AES) and Inductively Coupled Plasma Mass Spectroscopy (ICP-MS).

ABOUT OSISKO DEVELOPMENT CORP.

Osisko Development Corp. is a continental North American gold development company focused on past producing mining camps with district scale potential. The Company's objective is to become an intermediate gold producer through the development of its flagship, fully permitted, 100%-owned Cariboo Gold Project, located in central British Columbia, Canada. Its project pipeline is complemented by the Tintic Project located in the historic East Tintic mining district in Utah, U.S.A., a brownfield property with significant exploration potential, extensive historical mining data, and access to established infrastructure. Osisko Development is focused on developing long-life mining assets in mining-friendly jurisdictions while maintaining a disciplined approach to capital allocation, development risk management, and mineral inventory growth.

For further information, visit our website at www.osiskodev.com or contact:

Sean Roosen	Philip Rabenok
Chairman and CEO	Vice President, Investor Relations
Email:sroosen@osiskodev.com	Email:prabenok@osiskodev.com
Tel: +1 (514) 940-0685	Tel: +1 (437) 423-3644

CAUTION REGARDING FORWARD LOOKING STATEMENTS

Certain statements contained in this news release may be deemed "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and "forward-looking information" within the meaning of applicable Canadian securities legislation (together, "forward-looking statements"). These forward-looking statements, by their nature, require Osisko Development to make certain assumptions and necessarily involve known and unknown risks and uncertainties that could cause actual results to differ materially from those expressed or implied in these forward-looking statements. Forward-looking statements are not guarantees of performance. Words such as "may", "will", "would", "could", "expect", "believe", "plan", "anticipate", "intend", "estimate", "continue", "objective", "strategy", variants of these words or the negative or comparable terminology, as well as terms usually used in the future and the conditional, are intended to identify forward-looking statements. Information contained in forward-looking statements is based upon certain material assumptions that were applied in drawing a conclusion or making a forecast or projection, including the assumptions, qualifications, limitations or statements relating to the prospectivity of exploration in the Lowhee Zone and targets outside of currently defined mineral reserves and/or mineral resources; the consistency of results with modelled reserve stopes (if at all); the results (if any) of further exploration work to define and expand mineral resources; the results, timing, utility and significance of the ongoing 13,000-meter infill drill program (including the temporary suspension of drilling activities following the incident reported on January 23, 2026 and the anticipated conclusion of the program in early Q2 2026) and its impacts on the local block model and/or future production stope designs and sequencing (if any); the ability and utility of exploration work (including drilling) to inform resource modeling, mine planning, production stope design procedures and parameters, refinement of infill drill requirements, and the appropriate drill spacing for future infill drilling (if at all); the ability and timing (if at all) to complete future additional systemic grid infill drill programs; the interpretation and accuracy of spatial geometries, geological structure and local variability modeling and assumptions in regard to potential reserve or resource revisions (if at all); the Company's strategy and objectives relating to the Cariboo Gold Project as well as its other projects; the assumptions, qualifications and limitations relating to the Cariboo Gold Project being permitted; assumptions, qualifications and parameters underlying the Cariboo Technical Report (including, but not limited to, the mineral resources, mineral reserves, production profile, mine design and project economics); the results of the Cariboo Technical Report as an indicator of quality and robustness of the Cariboo Gold Project, as well as other considerations that are believed to be appropriate in the circumstances; the ability of the Company to achieve the estimates outlined in the Cariboo Technical Report in the timing contemplated (if at all); the ability, progress and timing in respect of the 13,000-meter infill drill program; the contemplated work plan and activities at the Cariboo Gold Project and the timing, scope and results thereof and associated costs thereto; the potential impact of tariffs and other trade restrictions (if any); mineral resource category conversion; the future development and operations at the Cariboo Gold Project; management's perceptions of historical trends, current conditions and expected future developments; the utility and significance of historic data, including the significance of the district hosting past producing mines; future mining activities; the ability of exploration work (including drilling and sampling) to accurately predict mineralization; the ability of the Company to expand mineral resources beyond current mineral resource estimates; the ability of the Company to complete its exploration and development objectives for its projects in the timing contemplated and within expected costs (if at all); the ongoing advancement of the deposits on the Company's properties; sustainability and environmental impacts of operations at the Company's properties; gold prices; the costs required to advance the Company's properties; the ability to adapt to changes in gold prices, estimates of costs, estimates of planned exploration and development expenditures; the profitability (if at all) of the Company's operations; regulatory framework remaining defined and understood as well as other considerations that are believed to be appropriate in the circumstances, and any other information herein that is not a historical fact may be "forward looking information". Osisko Development considers its assumptions to be reasonable based on information currently available, but cautions the reader that their assumptions regarding future events, many of which are beyond the control of Osisko Development, may ultimately prove to be incorrect since they are subject to risks and uncertainties that affect Osisko Development and its business. Such risks and uncertainties include, among others, risks relating to third-party approvals, including the issuance of permits by governments, capital market conditions and the Company's ability to access capital on terms acceptable to the Company for the contemplated exploration and development at the Company's properties; the ability to continue current operations and exploration; regulatory framework and presence of laws and regulations that may impose restrictions on mining; errors in management's geological modelling; the timing and ability of the Company to obtain and maintain required approvals and permits; the results of exploration activities; risks relating to exploration, development and mining activities; the global economic climate; fluctuations in metal and commodity prices; fluctuations in the currency markets; dilution; environmental risks; and community, non-governmental and governmental actions and the impact of stakeholder actions. Osisko Development is confident a robust consultation process was followed in relation to its received BC Mines Act and Environmental Management Act permits for the Cariboo Gold Project and continues to actively consult and engage with Indigenous nations and stakeholders. While any party may seek to have the decision related to the BC Mines Act and/or Environmental Management Act permits reviewed by the courts, the Company does not expect that such a review would, were it to occur, impact its ability to proceed with the construction and operation of the Cariboo Gold Project in accordance with the approved BC Mines Act and Environmental Management Act permits. Readers are urged to consult the disclosure provided under the heading "Risk Factors" in the Company's annual information form for the year ended December 31, 2024 as well as the financial statements and MD&A for the year ended December 31, 2024 and quarter ended September 30, 2025, which have been filed on SEDAR+ (www.sedarplus.ca) under Osisko Development's issuer profile and on the SEC's EDGAR website (www.sec.gov), for further information regarding the risks and other factors facing the Company, its business and operations. Although the Company believes the expectations conveyed by the forward-looking statements are reasonable based on information available as of the date hereof, no assurances can be given as to future results, levels of activity and achievements. The Company disclaims any obligation to update any forward-looking statements, whether as a result of new information, future events or results or otherwise, except as required by law. Forward-looking statements are not guarantees of performance and there can be no assurance that these forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this news release. No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein.

Photos accompanying this announcement are available at
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